INFINITY CROSS BORDER ACQUISITION CORPORATION

INFINITY I-CHINA FUND (CAYMAN), L.P.

INFINITY I-CHINA FUND (ISRAEL), L.P.

INFINITY I-CHINA FUND (ISRAEL 2), L.P. AND

INFINITY I-CHINA FUND (ISRAEL 3), L.P.

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023

February 3, 2014

VIA EDGAR

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:	Infinity Cross Border Acquisition Corporation
Schedule TO-I filed January 10, 2014
File No. 5-86919

Infinity I-China Fund (Cayman), L.P.
Infinity I-China Fund (Israel), L.P.
Infinity I-China Fund (Israel 2), L.P.
Infinity I-China Fund (Israel 3), L.P.
Schedule TO-I filed January 14, 2014
File No. 5-86919

Dear Ms. Campbell Duru:

Infinity Cross Border Acquisition Corporation, Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P.  (collectively, “Infinity”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 28, 2014, regarding the filing referenced above. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Please note that references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined herein are to the Offer to Purchase (Shares) dated January 10, 2014 filed as Exhibit (a)(1)(A) to our Schedule TO-I filed on January 10, 2014 or the Offer to Purchase (Warrants) dated January 14, 2014 filed as Exhibit (a)(1)(A) to our Schedule TO-I filed on January 14, 2014.

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 3, 2014

Schedules TO-I

General

1. Please revise the disclosure in the tender offer documents filed on January 10 and January 14, 2014 to be consistent with disclosure revisions undertaken to address forthcoming staff comments to the registration statement on Form S-4 filed on January 16, 2014.

We hereby advise the Staff that we will revise the disclosure in both tender offer documents to be consistent with disclosure revisions undertaken to address forthcoming staff comments to the registration statement on Form S-4 filed on January 16, 2014.

2. Please update the disclosure to reflect that Infinity Acquisition has filed a registration statement on Form S-4 to register securities issuable to Infinity Corp.’s securityholders in connection with the Redomestication transaction.

We have revised both Schedule TOs in response to the Staff’s comment.

Important, page 4

3. Please revise the disclosure here and in “Appraisal Rights - Outline of Plan of Merger,” to clarify the exact date by which dissenting shareholders must provide written notice to the company that they will dissent from the Redomestication in order for such notice to be considered timely under the Companies Act.

We have revised the Schedule TO for the shares to provide an exact date (February 23, 2014) by which dissenting shareholders must provide written notice to us that they will dissent from the Redomestication in order for such notice to be considered timely under the Companies Act.

Summary Term Sheet and Questions & Answers, page 10

4. Please revise your disclosure in the Question and Answer section and other relevant sections to clarify that the $38 million amount potentially payable if the Maximum Condition is met does not include any additional amounts potentially payable if dissenting shareholders properly exercise their appraisal rights.

We respectfully advise the Staff that we will not pay in excess of $38 million, even if dissenting shareholders properly exercise their appraisal rights since in such case, the Maxim Tender Condition will not be satisfied and we will not be able to consummate the tender offers. However, since the deadline for dissenting shareholders to exercise appraisal rights is February 23, 2014, we will know the amount potentially payable to dissenting shareholders far in advance of the closing of the tender offers. If we determine that such additional amounts are payable, we will update the tender offer documents accordingly.

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 3, 2014

What will happen if I do not tender my Common Shares…, page 23

5. Please revise the disclosure under this heading to provide a bullet point overview or a cross reference to the more material risks associated with not tendering shares and remaining as a shareholder of the post-business combination company.

We have revised the Schedule TO for the shares in response to the Staff’s comment.

Forward-Looking Statements, page 25

6. We note the statement on page 26 that “[w]e undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events.” Please revise to reflect the Company’s obligations under Exchange Act Rule 13e-4(d)(2) and 13e-4(e)(3).

We have revised the Schedule TO for the shares in response to the Staff’s comment.

Certain Effects of the Offer, page 83

7. We note disclosure that the purchase of Ordinary Shares and Warrants pursuant to the Offers may result in the delisting of securities from Nasdaq. Please provide your analysis as to the applicability of Exchange Act Rule 13e-3 to both offers.

We determined that Rule 13e-3 was not applicable to both tender offers (the “Offers”) since prior to and at the time the Offers commenced, Infinity had less than 300 record holders of its ordinary shares and warrants. Therefore Infinity was eligible, prior to the commencement of the Offers, to terminate the registration of its ordinary shares and warrants under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d). Pursuant to CD&I 104.01 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Accordingly, the Offers could not be deemed to have “caused” Infinity’s ordinary shares and warrants to become “eligible” for termination of registration or suspension of its obligation to report since the ordinary shares and warrants were eligible for termination/suspension prior to commencement of the Offer and thus Rule 13e-3 is not applicable to the Offers.

Purchase of Shares and Payment of Purchase Price, page 89

8. You disclose that payment will occur upon the satisfaction of the offering conditions “but in no event later than three business days after the expiration date.” Please revise your disclosure to remove the implication that you may assert all conditions, other than those subject to government or regulatory approval, after the expiration date of the offer.

We have revised the Schedule TO for the shares in response to the Staff’s comment.

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 3, 2014

Conditions of the Offer, page 90

9. Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

We hereby confirm to the Staff our understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, we will promptly inform holders of our ordinary shares and warrants how we intend to proceed, rather than wait until the end of the offer period.

10. When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

We hereby confirm to the Staff our understanding that when an offer condition is triggered and we nonetheless decide to proceed with the offer, we may, depending on the materiality of the waived condition and the number of days remaining in the offer, be required to extend the offer and re-circulate new disclosures to holders of our ordinary shares and warrants.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

February 3, 2014

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq. at (212) 370-1300.

Very truly yours,

INFINITY CROSS BORDER ACQUISITION
CORPORATION

By:	/s/ Mark Chess
Name:	Mark Chess
Title:	Executive Vice President

cc:	Ellenoff Grossman & Schole LLP